# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Guild Holdings Co, CIK 0001821160
CUSIP: 40172N107
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5887 COPLEY DRIVE, SAN DIEGO, California (CA), 92111
Date of event which requires filing of this statement: 05/20/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001767366
Persons authorized to receive notices and communications: Carlos Portugal, Bayview Asset Management, LLC, 4425 Ponce de Leon Blvd., Coral Gables, Florida (FL), 33146, 305-854-8880; Adriana Schwartz, Esq., Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Bayview MSR Opportunity Master Fund, L.P. (CIK 0001876141): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,457,647; sole dispositive power 0; shared dispositive power 1,457,647; aggregate amount beneficially owned 1,457,647 (6.7% of the class)
- Bayview Asset Management, LLC (CIK 0001767366): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,595,844; sole dispositive power 0; shared dispositive power 1,595,844; aggregate amount beneficially owned 1,595,844 (7.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Guild Holdings Co
Address of issuer's principal executive offices: 5887 COPLEY DRIVE, SAN DIEGO, California (CA), 92111
Comment: The Reporting Persons (as defined below) previously reported beneficial ownership of shares of Class A common stock, par value $0.01 per share ("Class A Common Stock" together with the Class B common stock, the "Common Stock") of Guild Holdings Company, a Delaware corporation (the "Issuer" or the "Company") on a Schedule 13G filed with the Securities and Exchange Commission ("SEC") on January 22, 2024 pursuant to Rule 13d-1(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For the reasons described herein, the Reporting Persons are now reporting their beneficial ownership of Class A Common Stock on this Schedule 13D (the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This statement is filed by Bayview MSR Opportunity Master Fund, L.P. and Bayview Asset Management, LLC (together, the "Reporting Persons") with respect to the shares of Class A Common Stock of the Company.

The reported securities are held in the account of Bayview MSR Opportunity Master Fund, L.P. and Ivalo Fund, L.P. (the "Investment Vehicles").

Bayview Asset Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Bayview Fund Management LLC's, a wholly owned subsidiary of Bayview Asset Management, LLC, position as investment manager of each of the Investment Vehicles. None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Certain information concerning the identity and background of each of the officers and directors of Bayview Asset Management, LLC and the general partner of Bayview MSR Opportunity Master Fund, L.P.is set forth in Schedule A attached hereto, which is incorporated herein by reference in response to this Item 2.
Residence or business address:
Address of principal business office:

Bayview MSR Opportunity Master Fund, L.P.
c/o Bayview Asset Management, LLC
4425 Ponce de Leon Blvd.
Coral Gables, FL 33146

Bayview Asset Management, LLC
4425 Ponce de Leon Blvd.
Coral Gables, FL 33146
Present principal occupation or employment: See Items 2(a) and (b).
Criminal convictions in the last five years: During the past five years, neither of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship:
Bayview MSR Opportunity Master Fund, L.P. - Cayman Islands

Bayview Asset Management, LLC - Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Investment Vehicles acquired the securities reported herein at a cost of approximately $23,119,017. The source of funds used to acquire such position was funds from capital contributions of the partners of the Investment Vehicles.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, asset purchases or other business combinations involving the Issuer or any of its subsidiaries; de-listing or de-registration of the Issuer's securities; acquiring Issuer securities from other shareholders; or any other action described in subparagraphs (a) through (j) of Item 4 of Schedule 13D). Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

The Reporting Persons or their affiliates may also seek to acquire securities of the Issuer, including Common Stock (and any combination or derivative thereof) and/or sell or otherwise dispose of some or all of such Issuer securities or other securities from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

On May 20, 2025, the Reporting Persons communicated to the Issuer an interest in engaging in friendly preliminary discussions regarding a broader commercial relationship and potential corporate transaction (which may include a significant minority investment, a merger resulting in the acquisition of all of the Common Stock of the Issuer, asset purchases or other business combinations) involving an affiliate of the Reporting Persons and the Issuer. The Reporting Persons have begun to engage in friendly preliminary discussions with the Issuer but may decide not to pursue any such transaction (or any other transaction involving the Issuer). The Reporting Persons may also seek to communicate with shareholders and other third parties about such matters. The Reporting Persons may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements which may contain customary standstill provisions. The Reporting Persons reserve the right to terminate discussions at any time for any reason. Any determination by the Reporting Persons to proceed with a transaction would be subject to agreement by the parties on the terms of a transaction, undertaking and completing due diligence, negotiation of definitive agreements with the Issuer on terms mutually acceptable to the Reporting Persons and the Issuer, and requisite internal approvals at the Reporting Persons and by the Board. The Reporting Persons can provide no assurances that any proposed terms will be acceptable to the Issuer or that any such transaction will be successfully consummated.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover pages and Item 2 of this Schedule 13D are hereby incorporated by reference into this Item 5.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Collectively, the Reporting Persons beneficially own an aggregate of 1,595,844 representing 7.3% of the outstanding shares of Class A Common Stock.

The percentages of beneficial ownership set forth in this Schedule 13D are based upon 21,877,157 shares of Class A Common Stock outstanding as of May 1, 2025, as disclosed in the Company's Form 10-Q, filed by the Company with the Securities and Exchange Commission on May 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: No transactions in the Class A Common Stock have been effected by either of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule A, during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: See Item 2(a) above.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including any class of the Company's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement, dated May 23, 2025.

## Signatures
- Bayview MSR Opportunity Master Fund, L.P.: /s/ Carlos M. Portugal, By: Bayview Capital GP MSR, LLC, its General Partner, By: Carlos M. Portugal, Senior Vice President (05/23/2025)
- Bayview Asset Management, LLC: /s/ Carlos M. Portugal, Carlos M. Portugal, Senior Vice President (05/23/2025)